

Mail Stop 3233

February 16, 2018

<u>Via Email</u>
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re: Whitestone REIT
> Form 10-K
> Filed March 3, 2017
> File No. 001-34855**

Dear Mr. Holeman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities